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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 333-89756
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                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K, [X] Form 11-K, [ ] Form 20-F, [ ] Form 10-Q,
             [ ]Form N-SAR

                      For Period Ended: September 30, 2002
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[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

              For the Transition Period Ended: ___________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                        PART I -- REGISTRANT INFORMATION

ALION SCIENCE AND TECHNOLOGY CORPORATION
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Full Name of Registrant

Beagle Holdings, Inc.
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Former Name if Applicable

                            1750 Tysons Boulevard
10 West 35th Street              Suite 1300
Chicago, IL  60616            McLean, VA  22102
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Address of Principal Executive Offices (Street and Number)
City, State and Zip Code



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                        PART II -- RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


        [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report on Form 11-K will be filed on or
        [X] before the 15th calendar day following the prescribed due date of January 7, 2003; and

        [X] (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached. See Exhibit 99.1 hereto.

                              PART III -- NARRATIVE

        State below in reasonable detail the reasons why Form 11-K could not be filed within the prescribed time period.

        The registrant is unable to timely file its Annual Report on Form 11-K with respect to its Employee Ownership, Savings and Investment Plan (the "KSOP") for the year ended September 30, 2002 without unreasonable effort and expense because

            - Alion's management and its independent auditors, KPMG LLP, were engaged in completing the audit of Alion's and its predecessor entity's financial statements for the year ended September 30, 2002, by December 10, 2002, the date upon which Alion's post-effective amendment no. 2 to its registration statement on Form S-1 was declared effective;

            - Alion's management subsequently closed its securities offering, the issuance of three tranches of debt and the purchase of substantially all of the assets of Alion's predecessor on December 20, 2002; and

            - due to the holidays, KPMG LLP and Alion experienced staffing shortages which have precluded completion of the audit process with respect to the KSOP.

        These factors have caused delays in the preparation of the registrant's Form 11-K for the fiscal year ended September 30, 2002, and have made the registrant unable to timely file its Form 11-K without unreasonable effort and expense. (Pursuant to Rule 12b-25(c) promulgated under the Securities Exchange Act of 1934, as amended, attached as an exhibit to this Form 12b-25 is a copy of a letter from KPMG LLP stating the reasons why it is unable to furnish its audit opinion with respect to the KSOP by January 7, 2003.)


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                          PART IV -- OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

John M. Hughes                                       (703) 918-4493
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(Name)                                         (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).    [X]Yes  [ ]No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report? [ ]Yes [X]No


                    ALION SCIENCE AND TECHNOLOGY CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 8, 2003                           By: /s/ John M. Hughes
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                                                Name: John M. Hughes
                                                Title: Chief Financial Officer



EXHIBITS

99.1    Letter from KPMG LLP, dated January 8, 2003


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